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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEGIS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4915 W 35TH STREET, SUITE 206
(No. and Street)

ST. LOUIS PARK	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA INGLE 612-337-5335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE S #501	EDINA	MN	55436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LINDA INGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEGIS INVESTMENTS, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TINA MARIE QUIEL
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2020

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS INVESTMENTS, INC.
MINNEAPOLIS, MINNESOTA

FINANCIAL STATEMENTS AND
AUDITORS REPORT
December 31, 2016

CONTENTS



Ellingson & Ellingson, Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of Aegis Investments, Inc. which comprise the statements of financial position as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards of the **Public Accounting Oversight Board ("PCAOB")**. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to the auditing procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 24, 2017

AEGIS INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 59,581	$ 75,875
Accounts receivable	6,098	7,098
	65,679	82,973
PROPERTY AND EQUIPMENT		
Office equipment	13,583	13,583
Less: accumulated depreciation	(13,460)	(13,212)
	123	371
OTHER ASSETS		
Rent deposit	1,100	1,100
Total Assets	$ 66,902	$ 84,444
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued commissions and other expenses	$ 6,949	$ 8,811
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100,000 shares authorized, 2,200 shares issued and outstanding	12,000	12,000
Retained earnings	47,953	63,633
	59,953	75,633
Total Liabilities and Stockholder's Equity	$ 66,902	$ 84,444

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2016 and 2015

	2016	2015
REVENUES	$170,997	$187,545
EXPENSES		
Commissions	109,579	121,307
Rent	13,200	11,400
Telephone	5,217	5,482
Professional fees	3,145	2,750
Licenses and fees	2,446	2,165
Office expense	358	426
Outside services	25,880	25,200
Postage and delivery	246	399
Clearing Fees	24,035	18,728
Miscellaneous	355	27
Insurance	1,445	1,457
Depreciation	248	248
Dues and subscriptions	523	570
Total Expenses	186,677	190,159
Loss From Operations	(15,680)	(2,614)
OTHER INCOME		
Investment income	-	1
Net Loss Before Provision For Income Taxes	(15,680)	(2,613)
INCOME TAX EXPENSE	-	-
Net Loss	$ (15,680)	$ (2,613)
Loss per common share based on the weighted average of 2,200 common shares outstanding during the year	$ (7.13)	$ (1.19)

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2016 and 2015

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2015	2,200	$ 12,000	$ 66,246	$ 78,246
Net Loss			(2,613)	(2,613)
Balance at December 31, 2015	2,200	12,000	63,633	75,633
Net Loss			(15,680)	(15,680)
Balance at December 31, 2016	2,200	$ 12,000	$ 47,953	$ 59,953

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (15,680)	$ (2,613)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	248	248
Changes in assets and liabilities:		
(Increase) Decrease in:		
Accounts receivable	1,000	(1,864)
Increase (Decrease) in:		
Accrued commissions and other expenses	(1,862)	(124)
Net Cash Flows from Operating Activities	(16,294)	(4,353)
Net Decrease in Cash	(16,294)	(4,353)
Cash at Beginning of Year	75,875	80,228
Cash at End of Year	$ 59,581	$ 75,875
Supplemental Disclosures		
Cash Paid During the Year for:		
Income Taxes	$ -	$ -
Interest	$ -	$ -

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

1. Organization and Nature of Business

Aegis Investments, Inc. (the Company) is broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
The Company uses the direct write-off method for accounting for bad debts. Accounts are written off in the period in which they are considered to be uncollectible.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 24, 2017.

3. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2016 and 2015, were 2,200 common shares.

4. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2013 and terminates on August 31, 2018. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2017	$13,728
December 31, 2018	$ 9,152

The Company subleases a portion of this space to an individual. The rental income received on this property was $1,800 during both 2016 and 2015. The sublease is cancelable by either party.

5. Income Taxes

The Company has net operating loss carryovers totaling approximately $8,000 which will begin to expire in the fiscal year ending December 31, 2025.

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2016 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2013 through 2015 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

AEGIS INVESTMENTS, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

NET CAPITAL		
Stockholders' Equity	$ 59,953	
Additions:		
Subordinated loans		
		$ 59,953
Deductions:		
Non-allowable items:		
Rent deposit	1,100	
Property and equipment net of accumulated depreciation	123	
		1,223
Net Capital		58,730
Minimum Adjusted Net Capital (Greater of 6 2/3% of Aggregate Indebtedness of $6,949 or $5,000)		5,000
Excess Net Capital		$ 53,730
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ -
Accrued commissions		6,949
		$ 6,949
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		11.83%

There is no difference between the Company's computation of net capital per the December 31, 2016 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

AEGIS INVESTMENTS, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15C3-3 (EXEMPTION) AS OF DECEMBER 31, 2016

No computation of reserve requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

AEGIS INVESTMENTS, INC.
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 (EXEMPTION)
AS OF DECEMBER 31, 2016

No information relating to possession or control requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



Ellingson & Ellingson, Ltd.
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Aegis Investments, Inc. ("Aegis") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aegis claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Aegis stated that Aegis met the identified exemption provisions throughout the period of January 1, 2016 to December 31, 2016 without exception. Aegis' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aegis' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 24, 2017

5101 Vernon Ave. S., Suite 501, Edina, MN 55436 (952)929-0315

Aegis Investments, Inc.

February 24, 2017

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

FINRA
9509 Key West Avenue
Rockville, MD 20850

Re: Exemption Report – SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Aegis Investments, Inc. is a broker/dealer registered with the SEC and FINRA.
- Aegis Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2016.
- Aegis Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all for the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a broker or dealer.
- Aegis Investments, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016, without exception.
- Aegis Investments, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and my firm's knowledge.

Very truly yours,

Aegis Investments, Inc.

By: 

Title: 

4915 West 35th Street, Suite 206 • St. Louis Park, MN 55416 • Phone 612-336-4432 FAX 612-337-5336



Ellingson & Ellingson, Ltd.
Certified Public Accountants

Shareholders and Management
Aegis Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Aegis Investments, Inc. as of and for the year ended December 31, 2016, in accordance with standards of the Public Company Accounting Oversight Board (PCAOB), we considered the entity's internal control over financial reporting (internal control) as a basis for designing auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the entity's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to fraud or error may occur and not be detected by such controls. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the entity's financial reporting.

Significant Deficiencies
We consider the following deficiencies in the entity's internal control to be significant deficiencies:

Segregation of Duties
A good system of internal control provides for a proper segregation of the accounting functions. Aegis Investments, Inc. does not have adequate segregation of duties, due primarily to the limited size of Aegis Investments' staff. Inherently, with entities of the size of Aegis Investments and limited number of employees, dual control is not always practical. It is the responsibility of the members and management to annually review the effectiveness of the internal control system, and determine which controls will be cost beneficial and what level of risk is acceptable.

In order to achieve segregation of duties, individuals with control and custody over the Company's assets should not have responsibility for approving and authorizing financial transactions. The Accountant for the

Company is responsible for recording all cash activity and is also responsible for reconciling accounts to the general ledger and bank statements. The Accountant also posts all journal entries to the Company's accounting system without any formal authorization or review process of the journal entry transactions.

The Company has implemented compensating controls such as review of reconciliations and activity my other members of management. Management should continue to consistently and appropriately apply the oversight and review procedures currently in place.

This report is intended solely for the information and use of the members, management, and others within the entity, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 24, 2017